Thelen Reid Brown Raysman & Steiner LLP

875 Third Avenue

New York, New York 10022

February 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Barbara C. Jacobs

  Assistant Director

Re:	Xplore Technologies Corp.
Form S-4 and Amendment No. 1 to Form S-4
Filed on November 14 and 22, 2006, respectively
File No. 333-138675

Dear Ms. Jacobs:

On behalf of Xplore Technologies Corp. (the “Company”), we are filing herewith Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). We are also providing two unmarked copies of the Amended Registration Statement and two copies of the Amended Registration Statement that are marked to show changes from the original Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (an exhibit-only amendment).

The Amended Registration Statement is being filed in response to comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), pursuant to a letter dated December 12, 2006, setting forth comments to the Registration Statement and Amendment No. 1 to the Registration Statement filed by the Company on November 14, 2006 and November 22, 2006, respectively. Set forth below are the Staff’s comments, indicated in bold, and the Company’s response.

General

1.             It appears that the entity submitting the registration statement, the Canadian corporation, is not the entity issuing the securities being registered, i.e., the Delaware corporation. In this regard, we note that the company is effecting a “continuance” under Section 188 of the Canada Business Corporations Act or a “domestication” under 388 of the DGCL and that such continuance will be effective upon the filing of the certificates in Delaware. Given that the Delaware corporation is not yet in existence, and consistent with Instruction 3 to the Signatures on Form S-4, the Canadian corporation may be deemed to be the registrant. However, pursuant to Rule 414 of Regulation C, upon formation of the successor Delaware company, the successor Delaware company must file an amendment to the Form S-4, signed by the officers of the Delaware company, specifically adopting the registration statement that was filed by the Canadian company. See Rule 414(d). Note further that the legality opinion filed with the Form S-4 should opine on the securities to be issued by the successor Delaware company. Please confirm your understanding or advise.

Response: We have been advised by Delaware counsel that pursuant to Section 388 of the DGCL, upon the effectiveness of the domestication, the Company is deemed to have been a Delaware corporation since its date of incorporation in Canada and the Company (as a Delaware corporation) shall constitute a continuation of the existence of the domesticating non-U.S. entity (the Canadian corporation). Under Section 388 of the DGCL, upon domestication all rights, privileges and powers of the non-U.S. entity that has been domesticated shall remain vested in the corporation to which such non-U.S entity has been domesticated. The rights, privileges, powers and interest in property of the non-U.S. entity, as well as the debts, liabilities and duties, shall not be deemed, as a consequence of the domestication, to have been transferred for any purpose of the laws of the State of Delaware. Accordingly, under Section 388 of the Delaware General Corporation Law, the Delaware corporation is not a successor to the Canadian corporation. As a result, we respectfully submit that we do not believe Rule 414 applies since Xplore Technologies Corp., the Delaware corporation, is not a successor to the Canadian corporation. We hereby confirm that our legal opinion opines as to the validity of the securities of the Delaware corporation upon the effective time of the domestication.

2.             Please eliminate the phrase that appears frequently throughout the Form S-4 that the summary you provide is “qualified in its entirety” to the more detailed information contained in the prospectus and in the attached appendices. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. It is inappropriate to disclose that the summary of the comparison of shareholder rights beginning on page 24 “does not purport to be exhaustive” and is qualified in its entirety. The same is true of the disclosure on page 43 that the summary of the Description of Capital Stock “does not purport to be complete.” Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your disclosure documents.

Response: We have eliminated the phrases “qualified in its entirety,” “does not purport to be exhaustive” and “does not purport to be complete” from the Amended Registration Statement.

3.             Please revise the document to avoid unnecessary redundancy. In this regard, we note the repetitive disclosure in the information that immediately follows the Notice to Shareholders. Consider eliminating this page and moving the information, to the extent it is not duplicative, to the summary section.

Response: We have revised the Amended Registration Statement and removed the disclosure on the two pages immediately following the Notice to Shareholders.

Summary

Xplore Technologies Corp., page 2

4.             We note that both here and in the business description you describe Xplore Technologies Corp. variously as a “leader” in engineering, developing, integrating and marketing rugged, mobile computing systems, an “innovative leader” and an “innovator and technology leader.” Please provide us with documented support for these claims. Ensure that your disclosure is balanced in making such claims. For example, if there are significant disadvantages of your product line relative to those of some competitors, or if other companies generate revenues or have market penetration significantly greater than yours, please expand to put your claim in context.

Response: We have revised the Amended Registration Statement to remove the description of the Company as a “leader,” “innovative leader,” or “innovator and technology leader.”

5.             You are encouraged to give your company’s Internet address. See Item 101(e)(3) of Regulation S-K.

Response: We have disclosed the Company’s Internet address on page 2 in the Amended Registration Statement.

6.             Given the number of significant changes the company has undergone in the past few years, including the restatement of the company’s historical financial statements, the hiring of a new management team and the May 2006 recapitalization, consider including a summary of your recent developments in this section.

Response: We have revised the section entitled “Summary – Xplore Technologies Corp.” on page 2 in the Amended Registration Statement to include a summary of the significant changes the Company has undergone in the past few years.

The Domestication, page 3

7.             The introductory paragraphs appear to relate only to describing the effect of the change in jurisdiction on the company and not on its shareholders. Please include a brief statement regarding the effect of the change in jurisdiction on shareholders.

Response: We have revised the section entitled “Summary – The Domestication” on page 4 in the Amended Registration Statement to include a brief statement regarding the effect of the change in jurisdiction on shareholders and specific examples of how the material differences between Canadian law and Delaware law will provide our shareholders with more or less rights depending upon the circumstances.

Comparison of Shareholder Rights, page 5

8.             Please revise this paragraph to include a statement as to the impact of the change in domicile on the rights of shareholders. To the extent shareholders’ rights have been diminished in any way, shareholders should be alerted to this fact.

Response: We have revised the section entitled “Summary – Comparison of Shareholder Rights” on page 7 in the Amended Registration Statement to include a statement as to the impact of the change in domicile or the rights of shareholders and specific examples of the impact of the change in domicile on the rights of the Company’s shareholders.

Selected Financial Data, page 6

9.             We note from your disclosures that selected consolidated financial data as of and for the three years ended March 31, 2006 is derived from your audited financial statements. Tell us where the Company derived the financial data presented as of March 31, 2003 and 2002 and the years then ended and revise to disclose this information.

Response:  The Company derived the financial data as of March 31, 2003 and 2002 and for the years then ended from audited consolidated financial statements. We have revised the disclosure in the section entitled “Summary – Selected Financial Data” on page 8 of the Amended Registration Statement accordingly.

10.           We note the presentation of loss per share as part of your Selected Financial Data. Considering the Company was recapitalized in fiscal 2007, tell us how you considered providing pro forma earnings per share for fiscal 2006.

Response:  We have updated the selected financial data to include interim information as of December 31, 2006 and for the nine months then ended. The Company reported a loss per share of $0.10 for the nine months ended December 31, 2005; however, the pro forma net loss per share attributable to the common shareholders after giving effect to the recapitalization is $0.09. As the effect of the recapitalization on the Company’s loss per share is anti-dilutive, pro forma loss per share information for fiscal 2006 was not shown.

Risk Factors, page 7

11.           Do not present risk factors that could apply to any issuer or any offering in the computer systems industry. Specifically tailor each risk to your business and focus the discussions on how risks affect your business, the industry and your competitive position within that industry. Some risk factors appear generic, such as the risk factors relating to competition with other business and competition for skilled personnel, the need to develop advanced technology and your dependency on strategic partners, for example. Other examples include the risk factor on page 10 that begins “We face substantial competition from many companies” as well as the risk factors listed on pages 11 and 12. Please disclose specific detail and give examples as to why these factors or circumstances pose a material risk to your business. Please provide quantified information to put each material risk in a context that will be readily understandable to investors. Revise throughout to ensure you have provided a set of risk factors that are specifically tailored to your company or industry.

Response: We have revised the risk factors in the Amended Registration Statement consistent with your comment.

12.           Avoid the generic conclusion you make in many of your risk factors that the risk discussed would have an adverse effect on your business. Instead, replace this language with specific disclosure on how your business could be affected. Many of your risk factors conclude with boilerplate language that the risk cited could have a “material adverse effect on our business, financial condition and results of operations” or similar language. Such statements could apply to nearly any business in any industry. Revise all general risk factor discussion to highlight the specific risks to you from the specific circumstances you cite.

Response: We have revised the risk factors in the Amended Registration Statement to highlight the specific risks to the Company from the circumstances.

The rights of our shareholders under Canadian law will differ, page 8

13.           Please include here a cross-reference to the more detailed discussion beginning on page 24 of the prospectus.

Response: We have revised the risk factor on page 10 in the Amended Registration Statement to include a cross-reference to the more detailed discussion of the comparison of shareholder rights contained in the section entitled “Domestication – Comparison of Shareholder Rights” on page 24 of the Amended Registration Statement.

Our financial statements have historically been prepared on a going concern basis, page 8

14.           This risk factor subheading fails to capture the essence of the risk in an easily accessible manner for the average investor. The subheading should convey the specific risk posed from the potential investor’s viewpoint. Rephrase the subheading so that it clearly states using plain language the specific risk you are highlighting. It would appear, for example, that a risk directly related to the going concern opinion from an investor’s viewpoint is that particular care is necessary in evaluating the financial statements because they are prepared on the assumption you will continue as a going concern but may not be able to do so. Please revise accordingly.

Response: We hereby advise you that the emphasis paragraph included in the Company’s Report of Independent Registered Auditors on page F-12 of the Amended Registration Statement has been deleted. Accordingly, we have removed this risk factor from the Amended Registration Statement.

We will need to raise additional capital in the future, page 9

15.           Please revise the subheading to state with greater specificity when and why you anticipate a need to raise additional capital. The risk factor state only that you will need additional capital “in the future” and that you may need additional funds “sooner or in greater amounts than we currently anticipate.” When and in what amounts do you currently anticipate that you will require additional funds? Include a clear statement as to whether management believes it has sufficient funds to meet its short term financial obligations. In this regard, we note your disclosure in liquidity and capital resources that you have a current cash balance of approximately $3.2 million.

Response: We have revised the subheading and the risk factor on page 10 of the Amended Registration Statement to provide greater specificity regarding the Company’s need for capital and its ability to meet its anticipated capital requirements for the next 12 months.

A significant portion of our revenue is dependent on a few customers, page .9

16.           Please revise the subheading to quantify the “significant portion” of your revenues that is dependent on a few customers and identify the customers. Since it appears that you are substantially dependent upon the one customer in 2006 that accounted for more than 10% of your revenues, please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or advise.

Response: We have revised the subheading of the risk factor on page 11 in the Amended Registration Statement to quantity the portion of revenues dependent on one customer, a value-added reseller (“VAR”) and not the ultimate end-user, for fiscal 2006. In addition, we have identified Peak Technologies as that VAR in the body of the risk factor. While in a given year any one VAR can account for a significant portion of the Company’s revenues, the Company is not substantially dependent on any one individual VAR. Therefore, pursuant to Item 601(b)(10) of Regulation S-K, we respectfully submit that we do not believe that the Company’s agreement with Peak Technologies is required to be filed as an exhibit to the Amended Registration Statement.

We are dependent on Wistron Corporation and other third parties, page 10

17.           We note your disclosure that you are dependent on “other third parties” for the manufacture of your products in addition to Wistron Corporation; however, it does not appear that you have filed any of these agreements, except for the one with Wistron, as exhibits to the registration statement. Please clarify your dependence on these third parties. If you are substantially dependent upon these relationships, please file the agreements and include a discussion of the material terms in the business section or advise to why the agreements to which you refer need not be filed. See Item 601(b)(l0)(ii)(B) of Regulation S-K.

Response: We have revised the risk factor on page 12 in the Amended Registration Statement to more clearly reflect that the risk related to our business from third-party manufacturing relates only to Wistron.

Our operations may be adversely affected by factors associated with doing business, page 12

18.           Please quantify the “substantial portion” of your total revenues that comprises sales made outside of the United States. Similarly, with respect to the second risk factor subheading on page 13, quantify your historical investments in research and development, which you indicate you may be unable to recoup.

Response: We have revised the risk factor on page 13 in the Amended Registration Statement to indicate that in fiscal years 2006 and 2005 approximately 46% and 25%, respectively, of the Company’s total revenue was comprised of sales made outside of the United States. In addition, we have deleted the risk factor related to the Company’s inability to recoup its investments in research and development since the Company has recouped those costs with respect to its most recent product and does not believe additional disclosure with respect to this matter is necessary.

Some of our shareholders own a large percentage of our voting securities, page 14

19.           Revise the subheading to identify the percentage of your voting securities that are owned, in the aggregated, by Mr. Sassower and Phoenix Venture Fund, which is co-managed by Mr. Sassower.

Response: We have revised the risk factor on page 14 in the Amended Registration Statement to indicate that Phoenix Venture Fund and Philip Sassower in the aggregate beneficially own approximately 35% of the Company’s outstanding voting securities.

The Domestication, page 21

20.           Please clarify your disclosure with regard to your company’s listing on the Toronto Stock Exchange after being “discontinued in Canada.” Confirm whether Xplore Technologies Corp. will be considered a “foreign filer” with respect to the Toronto Stock Exchange and discuss what reporting obligations you will have in Canada, in addition to fulfilling your U.S. reporting obligations under the Securities Exchange Act of 1934.

Response: We have been informed by Canadian counsel that the Toronto Stock Exchange does not differentiate between “foreign” and “domestic” issuers and therefore the Company will not be considered a “foreign filer” with the Toronto Stock Exchange. We have also been advised that the reporting obligations of the Company with respect to the Toronto Stock Exchange will not change after the Company’s discontinuance in Canada as long as the Company is a listed issuer on the Toronto Stock Exchange. Following the domestication, the Company must continue to comply with the disclosure obligations imposed by each provincial securities regulatory authority in Canada. However, according to Canadian counsel, assuming the Company is a “SEC Issuer” (i.e. it has a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or is required to file reports pursuant to Section 15(d) of the Exchange Act and it is not an investment company subject to the Investment Company Act of 1940), the Company may satisfy its reporting obligations in Canada by filing a copy of its applicable Exchange Act filing with the provincial securities regulatory authorities in Canada.

Prior to the effectiveness of the Amended Registration Statement, the Company intends to file a Form 8-A registering its common shares under Section 12(g) of the Exchange Act. We have revised the section entitled “The Domestication – General” on page 21 in the Amended Registration Statement to address your comment.

Principal Reasons for the Domestication, page 21

21.           Regarding the reasons for the change in domicile, you indicate that the board believes that the Delaware provides a “more favorable corporate environment” and will help you “compete more effectively with other public companies” in raising capital and attracting skilled personnel. In balancing the discussion with disclosure addressing any disadvantages that may be imposed on independent shareholders resulting from the change, please ensure that you describe all of the material differences, as opposed to “some of the principal differences,” between Canadian corporate law and Delaware corporate law as they affect shareholders.

Response: We have revised the section entitled “The Domestication – Principal Reasons for the Domestication” on page 22 in the Amended Registration Statement to indicate that we are describing all material differences between Canadian corporate law and Delaware corporate law as they affect the Company’s shareholders.

22.           You indicate on page 22 that the board has considered the potential “disadvantages of the domestication to [y]our shareholders.” In the preceding paragraph, you state that Delaware corporate law does not afford shareholders some of the rights and protections available under Canadian law. Please revise to specifically list the possible disadvantages that were considered by management in making the decision the change the company’s domicile.

Response: We have revised the section entitled “The Domestication – Principal Reasons for the Domestication” on page 22 in the Amended Registration Statement to indicate the possible disadvantages to the Company’s shareholders that were considered by the Company’s Board of Directors in making the decision to change the Company’s domicile.

Effects of the Continuance, page 22

23.           Regarding the effects of the redomiciliation, you state that the company will no longer be subject to the provisions of the Canada Business Corporation Act. Because the company will be listed on the Toronto Stock Exchange, please disclose what Canadian laws the company will be subject to on a going-forward basis. Further, disclose that, in addition to Delaware corporate law, the company will be subject to the Federal securities laws, which includes a reporting obligation under the Exchange Act of 1934.

Response: The Company will continue to be subject to the securities laws of each province in Canada. Prior to the effectiveness of the Amended Registration Statement, the Company intends to file a Form 8-A registering its common stock under Section 12(g) of the Exchange Act. We have revised the section entitled “The Domestication – Effects of the Continuance” on page 22 in the Amended Registration to address your comment.

Shareholder Approval, page 23

24.           Please clarify what is meant by “a reasonable period of time.” Is there a time limit on the duration of the authorization resulting from a favorable shareholder vote?

Response: We have been advised by Canadian counsel that there are no Canadian corporate laws that would place a time limit on the duration of the authorization resulting from a favorable shareholder vote. Accordingly, we have deleted the language “a reasonable period of time” from the section entitled “The Domestication – Shareholder Approval” on page 23 of the Amended Registration Statement as we do not believe it is material.

Comparison of Shareholder Rights, page 24

25.           Consistent with our comment above, please revise the introduction to state that the summary comparison discloses all material differences between the two bodies of law and between your governing documents before and after the change in domicile. You may want to incorporate a tabular or similar format in those instances where such a presentation will facilitate understanding.

Response: We have revised the introduction to the section entitled “The Domestication – Comparison of Shareholders Rights” on page 24 in the Amended Registration to address your comment.

26.           Please disclose whether there are any provisions in the new articles or bylaws that do not simply reflect the default result of Delaware statutes. For instance, disclose all instances where you have elected to include new provisions to the Delaware articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provision, such as your election to authorize the board to adopt, amend or repeal your bylaws, which power would otherwise be reserved to shareholders.

Response: We have included a new section entitled “The Domestication – Our Proposed Delaware Certificate of Incorporation and By-Laws” on page 31 in the Amended Registration Statement to address your comment to disclose all instances where the Company has elected to include provisions to its Delaware articles and/or bylaws that do not simply reflect the default provisions under Delaware law.

Shareholder Approval: Vote on Extraordinary Corporate Transaction, page 25

27.           Regarding the first bullet point that identifies one of the two cases in which shareholder approval is required by a Delaware corporation, either revise the disclosure to state in plain language the condition under which shareholder approval is not required or expand the disclosure to summarize the meaning of this multi-part statement.

Response: We have revised the first bullet point in the section entitled “The Domestication – Comparison of Shareholder Rights – Shareholder Approval; Vote on Extraordinary Corporate Transactions” on page 25 in the Amended Registration Statement to state in plain language the conditions under which shareholder approval is not required.

Anti-takeover effects, page 28

28.           Please expand your disclosure to specifically describe all of the anti-takeover measures included in your certificate of incorporation and you bylaws. We note your disclosure indication that your governing documents will provide you with “some of these powers....”

Response: We have revised the section entitled “The Domestication – Comparison of Shareholder Rights – Anti-Takeover Effects” on page 30 in the Amended Registration Statement to specifically describe all of the anti-takeover measures included in the Company’s certificate of incorporation and bylaws.

United States Tax Consequences, page 34

29.           As you have provided a representation as to the tax consequences of this transaction and the consequences are material, you must provide a tax opinion as an exhibit pursuant to Item 601(b)(8) of Regulation S-K and provide counsel’s consent to its use and to the summary of the opinion in the prospectus. The prospectus discussion should be revised to identify counsel and set forth the material tax consequences.

Response: Our firm has provided a tax opinion with respect to United States tax consequences of the domestication, which is attached as Exhibit 8.1 to the Amended Registration Statement. In addition, Davis & Company LLP has provided a tax opinion with respect to Canadian tax consequences of the domestication, which is also attached as Exhibit 8.2 to the Amended Registration Statement. We have revised the discussion on pages 35 and 40 in the Amended Registration Statement to address your comment.

Our Business

30.           Please provide us with support for your claims on page 49 regarding recognition for your products “by numerous third parties.” What were the criteria for selection for the four awards you name and describe the credentials or qualifications of Pen Computing, Mobile Village, Tablet PC2 and Laptop Magazine. What is your basis for stating that products and features innovative?

Response: We have attached supplemental information to this letter supporting the Company’s claims regarding recognition for its products. The awards from Pen Computing, Laptop Computing and TabletPC2.com were determined by the reviewer evaluating one of the Company’s tablets and rating it based on the reviewer’s knowledge of the ruggedized computer industry. The Mobile Village award was based on votes received from readers of the Mobile Village newsletter. These publications are well known in the industry. We have deleted the reference to “by numerous third parties” and “innovative” from the section entitled “Our Business - Overview” on page 50 in the Amended Registration Statement.

31.           We note your reference to a projections published by the Mobile and Wireless Practice of Venture Development Corporation regarding the increasing need for employees to transmit date from the field and other statistics. See pages 51, 52 and 54. Please provide us with a marked copy of the articles containing the data you cite. Tell us whether the information cited is generally available to the public without charge or at a nominal cost.

Response: We have attached as supplemental information to this letter a marked copy of a report published by the Mobile and Wireless Practice of Venture Development Corporation

containing the data we cite on pages 52 and 54 in the Amended Registration Statement. The report is generally available to the public at a cost of $6,250. The Company paid $5,200 for the report.

Recent Developments, page 49

32.           Expand your discussion regarding the new management team to discuss the background that led you to hire a new management team in 2004. To the extent the hiring of the new team is related to the restatement of your financial statements as discussed under Legal Proceedings, please explain.

Response: No specific event led to the hiring of the Company’s new management team. It was a gradual process that began in 2004 with the hiring of a new Chief Financial Officer and continued through 2006 with the appointment of a new Chief Executive Officer and a new President and Chief Operating Officer. Therefore, we respectfully believe that no additional disclosure is required.

Sales, page 52

33.           We note your list of customers. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Disclose the total percentage of revenues generated from each of the listed customers during the last fiscal year and most recent interim period. Then, confirm that the customers listed are current customers.

Response: We have revised the section entitled “Our Business – Sales” on page 53 in the Amended Registration Statement to clarify that those entities listed are actually end-users of the Company’s products, not customers. The Company’s customers are predominately VARs, however, in limited circumstances the Company sells directly to the end-user. Each VAR may sell the Company’s products to multiple end-users; however no end-user accounted for more than 10% of the Company’s revenue. The Company identified end-users who purchased at least $100,000 of the Company’s products. All of the end-users identified are currently using the Company’s products.

34.           Discuss the extent to which you are dependent on and disclose the names of customers that accounted for 10% or more of your revenues. See Item 101(c)(1)(vii) of Regulation S-K.

Response: We have revised the section entitled “Our Business – Sales” on page 53 in the Amended Registration Statement to address your comment.

Research and Development, page 54

35.           Disclose the amount spent on R&D activities during each of the last three fiscal years to the extent material. In addition, disclose, if material, the amount spent on customer-sponsored research activities. See Item 101(c)(l)(xi) of Regulation S-K.

Response: We have revised the section entitled “Our Business – Research and Development” on page 55 in the Amended Registration Statement to disclose that the Company spent $2,402,000, $2,327,000 and $2,523,000 on R&D activities during fiscal years 2006, 2005 and 2004, respectively. The Company did not receive a material amount of money from customer-sponsored research activities during the last three fiscal years, and accordingly, no disclosure has been made.

Competition, page 54

36.           You discuss principal competitive factors in your marketplace. Please provide your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to the named principal competitors with respect to each of the principal competitive factors. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. See Item 101(c)(1)(x) of Regulation S-K.

Response: We have revised the section entitled “Our Business – Competition” on page 55 in the Amended Registration to provide that the Company believes that its strongest competitive factors are its products’ durability and its reputation in the industry. In addition, we have assessed the Company’s position relative to its principal competitors with respect to each of the principal competitive factors.

Manufacturing, page 55

37.           You indicate that you outsource a majority of your manufacturing services to third parties. You also indicate on page 51 that you outsource “other select activities.” Please expand the discussion to describe more specifically the extent to which you are reliant on any third parties other than Wistron.

Response: We have revised the section entitled “Our Business – Manufacturing” on page 55 in the Amended Registration Statement to indicate that the Company outsources a majority of its manufacturing services to Wistron. We have removed the reference to “other select activities” from the section entitled “Our Business – Strategy – Leverage Existing Markets” on page 52 in the Amended Registration Statement since the Company is not reliant on any third-party manufacturer other than Wistron.

38.           With regard to the Wistron agreement, please provide a more detailed description of the material terms of the manufacturing agreement.

Response: We have revised the section entitled “Our Business – Manufacturing” on page 56 in the Amended Registration Statement to include a description of the material terms of the Company’s design and manufacturing agreement with Wistron Corporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies, page 57

39.           As disclosed, the critical accounting policies do not serve as a supplement to the accounting policies disclosed in the notes to financial statements. The critical accounting policies should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. We refer you to SEC Release 33-8350.

Response: We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” on page 59 in the Amended Registration Statement to address your comment.

40.           Revise to disclose management’s assessment of recently issued accounting pronouncements on the Company’s financial statements. Also disclose this information within your audited and interim financial statements, as needed. We refer you to SAB Topic 11M.

Response: We have included a new section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Accounting Pronouncements” on page 60 in the Amended Registration Statement to disclose management’s assessment of recently issued accounting pronouncements on the Company’s financial statements. The Company reviewed SFAS No. 154, SFAS No. 155 and SFAS No. 156 and determined that those accounting pronouncements either do not apply to the Company’s operations or will not have a material impact on its financial position, results of operations or cash flows. The Company has, from the year ended March 31, 2004 adopted the provisions of SFAS 123R.

Restatement of Financial Statements under Canadian GAAP, page 59

41.           We note your discussion of the Company’s restatement of Canadian GAAP financial statements. Considering the financial statements within your Form S-4 and related financial information is presented on U.S. GAAP please disclose whether previously issued U.S. GAAP financial statements, if any, were also restated. Further if previously issued U.S. GAAP financial statements were not required to be restated please revise your disclosures to clarify this for investors and the reasons the Company is discussing the restatement of Canadian GAAP financial statements not included within the filing.

Response: We have addressed your comment by disclosing on page 61 of the Amended Registration Statement that we have not previously presented, issued or restated our financial statements in accordance with U.S. GAAP and that we are making this disclosure with respect to the restatement of our financial statements prepared in accordance with Canadian GAAP for historical purposes.

42.           Tell us whether the Company identified material weaknesses in their internal controls that resulted in the restatement of Canadian GAAP financial statements. Further if there were material weaknesses, explain the actions the Company has undertaken to remediate these material weaknesses to and whether these material weaknesses also impact the Company’s U.S. GAAP financial statements. If the Company is or will undertaking remedial actions to address material weaknesses in internal controls consider discussing the effect of those remedial actions on the Company’s liquidity and capital resources.

Response: The Company has not identified any material weaknesses that have impacted its U.S. GAAP financial statements. We have discussed the balance of this comment with the Staff on February 7, 2007 and are available to further discuss this matter if the Staff determines it is necessary.

Results of Operations

43.           In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. Revise to quantify the amount of change that was contributed by each of the factors that you have identified. For example, you disclose on page 62 that you attribute a portion of the revenue increase for the six months ended September 30, 2006 to “an increase in our orders from Europe” without quantifying that increase. Similarly, you attribute the increase in gross profit to both manufacturing efficiencies and the more favorable Centrino-based product mix and you attribute the increase in G&A expenses to “an increase in headcount, expenses in connection with the relocation of senior management and increased executive compensation. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release 34-6835.

Response: We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 63 in the Amended Registration Statement to address your comment.

44.           Discuss the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little or no information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods and services you sell affected your revenues over the three-year period.

Response: We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 63 in the Amended Registration Statement to address your comment.

45.           Discuss the extent to which the declining percentage of your revenues from sales in the U.S. and Canada for the six month periods represents a known trend in the direction of your business and discuss driving forces to the extent known.

Response: The Company reviewed and analyzed the percentage of its revenues from sales in the U.S. and Canada as compared to non-North American sales and noted that for the third quarter of fiscal 2007, non-North American revenue was 32% of total revenue as compared to 29% for the prior year. Based on the interim results and relative comparability, the Company has determined that it does not represent a known declining trend in the direction of the Company’s business. Therefore, we respectfully believe that no additional disclosure is required.

Liquidity and Capital Resources, page 67

46.           In accordance with FRC 607.02, filings containing accountant’s reports with emphasis paragraphs that question an entity’s continued existence must contain appropriate and prominent disclosure of the financial difficulties and viable plans to overcome these difficulties. Additionally, management’s discussion and analysis should include a reasonably detailed discussion of the Company’s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Since you have primarily funded operations through sales of equity, you should indicate your ability to continue to support the company through sale of equity or other sources. Revise the filing accordingly. If management has no such viable plan, explain why management believes it is appropriate to continue presenting the financial statements on a going concern basis.

Response: We wish to advise you that the emphasis paragraph included in the Company’s Report of Independent Registered Auditors on page F-12 of the Amended Registration Statement has been deleted. We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” beginning on page 72 in the Amended Registration Statement to reflect additional developments affecting the Company’s liquidity that enable the Company to state that it believes that cash flow from operations, together with borrowings from its senior lender and, if necessary, financial support from Phoenix Venture Fund LLC, a significant shareholder, will be sufficient to fund its anticipated operations for the next 12 months.

Cash Flow Results, page 70

47.           We note you disclose cash flow results for fiscal years ending March 31, 2006, 2005 and 2004. Revise your disclosures to include a discussion of September 30, 2006 and 2005 cash flow results.

Response: We have revised the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cash Flow Results” on page 73 in the Amended Registration Statement to include a discussion of December 31, 2006 and 2005 cash flow results.

Management, page 74

48.           Clarify whether Mr. Sassower and Ms. Goren continue to serve as CEO and Managing Director, respectively, of SG Phoenix LLC. Also tell us, with a view to disclosure, whether Mr. Sassower and Ms. Goren currently manage the private equity firm SG DMTI. Disclose whether Mr. Sassower and Ms. Goren have any other management or board affiliations with any other entities.

Response: We have revised the section entitled “Management – Directors and Executive Officers” on page 76 of the Amended Registration Statement to indicate that Mr. Sassower and Mr. Goren continue to serve as CEO and Managing Director, respectively, of SG Phoenix LLC. We wish to advise you that Mr. Sassower and Mr. Goren are co-mangers of the managing member of SG DMTI Capital LLC. Other than as already disclosed in the Amended Registration Statement, neither Mr. Sassower nor Mr. Goren have any other management or board affiliations with any other public entities.

49.           Disclose whether there are any family relationships among the listed officers and directors.

Response: We have revised the section entitled “Management – Directors and Executive Officers” on page 77 in the Amended Registration Statement to disclose that there are no family relationships among any of the Company’s directors and executive officers.

Summary Compensation Table, page 75

50.           We note that you have included reimbursement for relocation expenses in the “all other compensation” column. That column is not available for any compensation that can be properly included, in another column. Cash compensation is more properly included as part of 402(b)(iii)(c), (d) or (e). Please reclassify the relocation expenses and move the footnote so that it is part of the salary, bonus, or other annual compensation column. In the same vein, it appears that Mr. Holleran’s sales commissions should be moved from the “other annual compensation” column to the salary or bonus columns.

Consistent with Exhibit 10.10, please also include a brief discussion of how Mr. Holleran’s bonus is determined.

Response: We have revised the Summary Compensation Table on page 77 in the Amended Registration Statement consistent with your comment. In addition, we have revised the section entitled “Management – Employee Agreements – Mark Holleran” on page 79 in the Amended Registration Statement to indicate the criteria under which Mr. Holleran’s bonus is determined.

Compensation Committee Interlocks and Insider Participation, page 78

51.           Provide the information concerning the Item 404 transactions with Phoenix Venture Fund,for which Ms. Goren is co-manager of the managing member, under this header, as required by Item 402(j)(1)(iii) of Regulation S-K. See Section III of SEC Release 33-6099. We will not object to a cross-reference from the Certain Transactions section that refers to this information under the interlocks heading.

Response: We have revised the section entitled “Management – Compensation Committee Interlocks and Insider Participation” on page 80 in the Amended Registration Statement to include a cross-reference to the section entitled “Management – Certain Relationships and Related Transactions.”

Interest of Management and Others in Material Transactions, page 78

52.           To facilitate investor understanding, please retitle this section Certain Relationships and Related Transactions, pursuant to Item 404 of Regulation S-K.

Response: We have retitled the section originally entitled “Management – Interests of Management and Others in Material Transactions” on page 80 in the Amended Registration Statement to “Management – Certain Relationships and Related Transactions.”

Exhibits

53.           We were unable to locate the exhibits referenced in the Wistron Agreement (Exhibit 10.1). Please be advised that the exhibits to the agreement must also be filed.

Response: We have refiled Exhibit 10.1 in the Amended Registration Statement to include all exhibits to the Wistron Agreement. Please note that certain information in such exhibits has been redacted and the Company has concurrently herewith submitted an application for confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, with respect to such redacted information.

Undertakings

54.           Please provide the undertaking required by Item 512(a) of Regulation S-K.

Response: We have addressed your comment by adding the undertaking required by Item 512(a) of Regulation S-K on page II-4 of the Amended and Registration Statement.

Signatures

55.           Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures on Form S-4. Consistent with our comment above, note that this comment does not apply to the amendment to the Form S-4 to be filed by the successor Delaware company.

Response: We have revised the signature page of the Amended Registration Statement to indicate that Michael J. Rapisand is the Company’s authorized representative in the United States.

Interim Financial Statements, page F-2

Note 2 – Basis of Presentation, page F-5

56.           We note the unaudited financial statements have been prepared on a going concern basis. Revise to disclose the Company’s plans to generate sufficient cash flows (operating, investing, financing, as appropriate) to continue as a going concern for the next twelve months. We refer you to SAS 34 and FRC 607.02

Response: The Company has revised Note 2 to its interim consolidated financial statements as at December 31, 2006 and for the nine months then ended to reflect additional developments affecting the Company’s liquidity that enable the Company to state that it believes that cash flow from operations, together with borrowings from its credit facility and, if necessary, financial support from Phoenix Venture Fund LLC, a significant shareholder, will be sufficient to fund its anticipated operations for the next 12 months.

Note 3 – Loss Per Share, page F-5

57.           We note your disclosures relating to Loss Per Share. Tell us how you considered EITF 03-6 as it relates to presenting dual earnings per share. Specifically address in your response the Issues discussed within the aforementioned EITF that impact your Loss Per share presentation. Further it appears that disclosures within your interim financial statements that Series A and B preferred stock pay cumulative dividends, explain why those dividends are not deducted from the Company’s Net Loss to arrive at the net loss used to compute loss per share? We refer you to paragraph 9 of SFAS 128.

Response:  The Company has revised its statement of operations for the three and nine months ended December 31, 2006 to deduct accumulated dividends on preferred shares in arriving at the net loss attributable to common shareholders. The Company considered EITF 03-6 as it relates to presenting dual earnings per share, however, the effect of the conversion of the preferred shares, as a separate security and in the fully diluted presentation, are anti-dilutive and thus are not shown.

Note 5 – Debentures, page F-7

58.           We note the Company issued Series A and B Preferred shares in fiscal 2007 and that those shares contain a conversion feature. Tell us whether this conversion feature was beneficial and if so, how the Company accounted for this conversion feature. We refer you EITF 98-5. Further explain how the Company considered SFAS 129 as it relates to disclosing liquidation preferences.

Response:  The conversion feature of the Series A and B Preferred Shares was not beneficial as defined by EITF 98-5 as the agreed conversion rate was equal to market price. The Company revised Note 6 to its financial statements with respect to the Series A and B Preferred Shares to disclose the respective liquidation preferences at December 31, 2006.

59.           We note the Company has issued convertible instruments and warrants in fiscal 2007 and prior periods. Tell us how the Company evaluated the conversion features of convertible instruments and warrants in determining the appropriate accounting. We refer you to Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfn/acctdisl20105.pdf. Based on the guidance in Section II.B of this release, the Company should evaluate their accounting for warrants and convertible debt and equity instruments. Address the following:

a)             Tell us how the Company evaluated each of the warrant issuances to determine whether they met the definition of a derivative under SFAS No. 133. In this regard, tell us how you considered the criteria in paragraph 6(a) – 6(c) and the scope exception in paragraph 11(a) of SFAS No. 133 in your analysis.

b)            Tell us how the Company evaluated the conversion features associated with each of the convertible instruments to determine whether they represented embedded derivatives that met the criteria for bifurcation under SFAS No. 133. In this regard, tell us how you considered the criteria in paragraph 12(a) – 12(c) of and the scope exception of paragraph 11(a) of SFAS No. 133 in your analysis.

c)             Tell us whether there is any registration rights associated with your warrants, preferred stock or convertible instruments. If so, tell us how you considered those registration rights agreements and related penalty provisions in determining your accounting for those instruments.

In your response provide a clear description of the convertible instruments and warrants and related terms of those instruments and warrants you are evaluating pursuant to SFAS 133 and EITF 00-19.

Response:              (a) The Company evaluated each warrant issuance to determine the application of the definition of a derivative under paragraphs 6(a) – (c) of SFAS No. 133. In order for the warrants to be classified as Derivative Instruments, all three criteria (paragraphs 6(a), (b) and (c)) must be met as discussed in paragraph 6. Based on this review, the Company believes that 6(b) does not apply as no warrants were issued which required an initial investment that is smaller than would be required for other types of contracts. Further, the warrants also meet the exemption in 11(a). Therefore, there is no requirement for derivative accounting.

(b) The Company evaluated the conversion features associated with the convertible instruments (i.e. the warrants) to determine whether they represented embedded derivatives. As the scope exception under paragraph 11 (a) applies, the criteria under paragraph 12 (a) – (c) were not required to be evaluated.

(c) Warrants issued by the Company to the sales agent in connection with the consummation of the Company’s August 2006 offering of Series B Preferred Shares and September 2006 offering of common shares contain “piggy-back” registration rights. These registration rights have no force or effect until the Company has a class of securities registered under the Exchange Act. These registration rights terminate upon the earlier of (i) such time as all of the common shares underlying the warrant (the “Warrant Shares”) may be sold in any three-month period pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), without exceeding the volume limitations thereof; (y) such time as all of the Warrant Shares have been sold pursuant to an effective registration statement under the Securities Act; or (z) two years after the issuance of the warrant. The registration rights are associated only with those warrants described herein and will not take effect until the Company has a class of securities registered under the Exchange Act. Therefore, the accounting treatment has been deferred until the registration rights take effect.

Further, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock, states that if a contract requires settlement in shares and the related criteria of EITF 00-19 are met, equity classification is appropriate. Under the terms of the warrant contracts, net-cash settlement is not required and therefore the Company has concluded that no bifurcated liability component to the convertible instruments exists

Annual Financial Statements, F-11

Report of Independent Registered Auditors, page F-11

60.           We note the auditor’s opinion includes a paragraph indicating the financial statements have been restated. Considering the audited financial statements are presented in accordance with U. S. GAAP tell us why the auditor’s opinion refers to a restatement of financial statements presented in accordance with Canadian GAAP.

Response:  We hereby advise you that the auditor’s opinion on page F-12 has been revised to remove the paragraph indicating that the Company’s financial statements, prepared in accordance with Canadian GAAP, have been restated. The Company’s financial statements prepared in accordance with U.S. GAAP have not been restated.

Consolidated Balance Sheets, page F42

61.           You present accounts receivable “net” within your consolidated balance sheets but it does not appear you have disclosed the allowance for doubtful accounts pursuant to paragraph 4 of Item 5-02 of Regulation S-X. Further we note you have not provided Schedule II pursuant to Item 5-04 of Regulation S-X. Revise to disclose this information or advise us as to why disclosure is not necessary. Further disclose your accounting policy for recording allowance for doubtful accounts. We refer you to SOP 01-6.

Response:  The Company’s allowance for doubtful accounts does not exceed $60,000 for the balance sheet periods presented and there has been very little, if any, activity during each of the operating periods presented. The Company does not believe disclosure of the information is meaningful or material, and accordingly has respectfully omitted the information. Further, the Company has removed “net” from the presentation of accounts receivable on the face of the respective balance sheets disclosed.

Note 2 – Significant Account Policies, page F-16

(a)           Basis of consolidation and presentation, page F-16

62.           Pursuant to FRC 607.02, filings containing accountant’s reports that are qualified as a result of questions about an entity’s continued existence must contain appropriate and prominent disclosure of the registrant’s financial difficulties and viable plans to overcome these difficulties. SAS 34 requires that the auditor who issues a report that is qualified as result of questions about the entity’s continued existence must evaluate the disclosure about the financial problems giving rise to the accountant’s qualification. The Commission believes that in such cases paragraph 10 of SAS 34 requires the auditor to include in his report, if not otherwise disclosed in the financial statements, appropriate “disclosure of the principal conditions that raise question bout the entity’s ability to continue in existence, the possible effects of such conditions, and management’s evaluation of the significance of those conditions and any mitigating factors.” The Commission also believes that paragraph 10 of SAS 34 requires auditors to assure the adequacy of disclosure about plans to resolve the doubts about the entity’s continued existence. Revise your notes to disclose mitigation factors that address the items outlined above, as necessary.

Response:  The Company has revised Note 2 to its consolidated financial statements as at March 31, 2006 and 2005 and for the years then ended and Note 2 to its interim consolidated financial statements as at December 31, 2006 and for the nine months then ended to indicate that the Company believes that cash flow from operations, together with borrowings from its senior lender and, if necessary, financial support from Phoenix Venture Fund LLC, a significant shareholder, will be sufficient to fund its anticipated operations for the next 12 months. As a result of events occurring after the initial filing, any questions the Company’s auditors had regarding the ability of the Company to continue as a going concern have been overcome and the Company’s auditors have amended their report accordingly.

(e)           Deferred Charges, page F-17

63.           We note deferred charges to the value of warrants issued to holders of short-term debt. Explain why the value of warrants issued with short-terms debt is not recorded as debt discount. Further if warrants were issued subsequent to the debt issuance tell us whether this constituted a modification of debt, or extinguishment of debt and subsequent new issuance. We refer you to APB 14, EITF 96-19 and 98-14.

Response: The warrants were issued subsequent to the issuance of debt, which constitutes a modification of the initial debt securities. The Company reviewed EITF 96-19 and EITF 98-14. The warrants issued to holders of short-term debentures were issued as contractually required as a result of the debt having not been paid at the original contract maturity date. The warrants, therefore, are, in effect, a penalty charge for non-payment of matured debt. This deferred charge has been set up and will be amortized, as additional interest, over the modified period of the debt. Further, as this modification of the existing debt did not cause the new debt to change by at least 10%, EITF 96-19 would not require this to be treated as an extinguishment and reissuance of debt. Further, EITF 98-14 supports this, as the borrowing amount of the modified arrangement is equal to the old arrangement. This EITF states that any unamortized deferred costs incurred should be associated with the new arrangement (deferred and amortized over the term of the new arrangement). Therefore, the Company respectfully believes that its accounting for these warrants as additional costs over the term of the debt is appropriate.

(g)           Revenue Recognition, page F-18

64.           We note from your revenue recognition policy that revenue is recognized generally when the product is shipped. In note 4 to you disclose that the Company’s financial statements presented in accordance with Canadian

GAAP were restated due to sales to resellers being accounted for as revenue. Considering your disclosure in Note 4, explain why it is now appropriate to recognize revenue generally upon shipment to resellers and how your policy complies with SAB 104. Further provide us with the significant standard terms of your sales arrangements with resellers including but not limited to: payment terms, refund and returns allowances, volume discounts, and warranties.

Response: As discussed in Note 2(g) of the audited consolidated financial statements, the Company’s significant standard terms of sale arrangements are as follows: there are no volume discounts and it provides a 3-year warranty; refunds and returns are on an exception basis and it has a low level of returns; revenues are recorded when title and risk transfer to the customer and all significant obligations have been satisfied; sales price is fixed or determinable and our ability to collect is reasonably assured. We hereby advise you the Company has changed its business practices such that sales to re-sellers are undertaken only when the Company has assurances that all requirements for revenue recognition under SAB 104 have been met.

65.           We not that service revenue is derived primarily from out-of-warranty repairs. Tell us revenues derived from services revenues in fiscal 2006, 2005 and 2004. Explain how you considered disclosing service revenues and related cost of service revenues pursuant to Item 5-03 (b) 1 and 2 of Regulation S-X.

Response: Service revenue represents less than 1% of the Company’s overall revenue and is not significant to the Company’s financial results of operations for the period presented. Therefore, the Company has revised the notes to its financial statements with respect to significant accounting policies - revenue recognition to remove any reference to service revenue. Accordingly, the Company respectfully believes that no additional disclosure is required.

(h)           Cost of revenue, page F-18

66.           We note that warranty liabilities are estimated and recorded at the time. of sale. Tell us how the Company considered disclosing its’ warranty liability and related information pursuant to FIN 45. Please revise your disclosures or advise as to why revision is not necessary.

Response: The Company has revised Note 8 to its consolidated financial statements as at March 31, 2006 and March 31, 2005 and for the years then ended to address your comment.

Note 12- Income Taxes, page F-29

67.           We note your income tax disclosure. It does not appear the Company has disclosed all necessary information pursuant to 43 through 49 of SFAS 109 such as deferred tax assets and liabilities arising from timing differences or limitations on the use of carry forward losses due to a change in ownership. Please revise your disclosures as necessary.

Response:  The Company has revised Note 12 to its consolidated financial statements as at March 31, 2006 and for the year then ended to address your comment. There are no limitations on the use of carry forward losses due to a change in the Company’s ownership.

Note 14 – Segmented Disclosures, page F-30

68.           You disclose in both notes 14 and 13 certain concentrations relating to revenues and accounts receivable. Throughout your filing you disclose other concentrations and risks such as suppliers or the limited number of products sold. Tell us how you considered disclosing this information pursuant to SOP 94-6. Revise you disclosures as necessary.

Response: The Company has revised Note 13 to its consolidated financial statements as at March 31, 2006 and for the year then ended and Note 8 to its interim consolidated financial statements as at December 31, 2006 and for the nine months then ended to address your comment.

Form S-4, Amendment No. 1

69.           We note in Deloitte & Touche LLP’s letter to the U.S. Securities and Exchange Commission included as Exhibit 16.1 that Deloitte Canada does not agree with the Company’s restatement of theft Canadian GAAP financial statements. Explain the following:

•              the authoritative Canadian GAAP literature the Company applied to determine the timing and accounting for revenue recognition, warranty reserves and inventory valuation;

•              whether any subsequent additional information supporting the restatement has come to the attention of the Company or current auditors which was not available at the time Deloitte Canada performed their audit;

•              whether the Company agrees with Deloitte Canada’s observation included in their letter, that “In respect to inventory and warranty reserves the Restatement does appear to reflect a change in accounting policy and not a correction of an error.”, and

•              whether your current auditors discussed the restatement with Deloitte Canada (refer to AU 315).

Please provide the information above and revise to disclose each disagreement with Deloitte Canada and whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with Deloitte Canada. We refer you to Item 304 of Regulation S-K.

Response:  We hereby advise the Staff that the authoritative Canadian GAAP literature the Company applied to determine the timing and accounting of revenue recognition, warranty reserves and inventory valuation were contained in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”), and include Section 3400 and abstracts of the Emerging Issues Committee (including EIC-123, 141 and 142), as well as sections 1000, 1100 and 3030 of the CICA Handbook.

We hereby advise the Staff that no subsequent additional information supporting the restatement has come to the attention of the Company or current auditors which was not available at the time Deloitte Canada performed their audit. We further hereby advise the Staff that the Company and its current auditors disagree with Deloitte Canada’s observation that the Restatement appears to reflect a change in accounting policy.

We hereby advise the Staff that the Company, the Chairman of the Audit Committee, the Company’s current auditors and the Company’s Canadian counsel discussed with Deloitte Canada the restatement of inventory and warranty reserves relating to the Company’s 2004 financial statements audited by Deloitte Canada, provided them with supporting documentation and apprised them of a letter the Company received from the Ontario Securities Commission relating thereto. Thereafter, the Company advised Deloitte Canada that it planned to restate its financial statements. Several weeks later, Deloitte Canada advised the Company that it can no longer rely on its audit reports with respect to the Company’s audited financial statements for the fiscal years ended March 31, 2002, 2003 and 2004 and they withdrew such reports.

We appreciate the opportunity to provide our response to the Staff. If you wish to discuss any of the foregoing comments, please call me at (212) 603-2227.

Very truly yours,

/s/ JONATHAN J. RUSSO
Jonathan J. Russo

cc:	Michael J. Rapisand
Xplore Technologies Corp.